Exhibit 99.2

Linktone Ltd.
ARBN 164 134 472

Information Memorandum
for an application for admission
to the Official List of ASX Limited

19 August 2013

INFORMATION ABOUT CDIs

As a result of being incorporated in the Cayman Islands, Linktone’s shares cannot be directly traded on the ASX. Shares in Linktone will therefore trade in the form of CHESS Depository Interests (CDIs). Each CDI will represent ten underlying ordinary shares.

FORWARD LOOKING STATEMENTS

This Information Memorandum may contain forward looking statements which are identified by words such as “may”, “could”, “believes”, “estimates”, “targets”, “expects” or “intends” and other similar words that involve risks and uncertainties. Such statements are based on an assessment of the present economic and operating conditions, and on a number of assumptions regarding future events and actions that, as at the date of this Information Memorandum, are expected to take place.

Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the control of Linktone, the Directors and management. Linktone cannot and does not give any assurance that the performance or achievements expressed or implied by forward looking statements contained in this Information Memorandum will actually occur and investors are cautioned not to place undue reliance on these forward looking statements.

Linktone has no intention to update or revise forward looking statements in the future, regardless of whether new information, future events or any other factors affect the information contained in this Information Memorandum, except where required by law.

Any forward looking statements are subject to various risk factors that could cause Linktone’s actual results to differ materially from the results expressed or anticipated in these statements.

NOTICE TO INVESTORS

The CDIs have not been and will not be registered under the Securities Act, or any state securities laws of the United States, and may not be offered, sold, delivered, pledged or otherwise transferred in the United States or to, or for the account or benefit of, a U.S. person (within the meaning of Regulation S) (other than a distributor), except in transactions exempt from, or not subject to, the registration requirements of the Securities Act or any state securities laws of the United States. See Section 6 “Notice to investors” in this Information Memorandum.

None of the SEC, any state securities commission in the United States, or any other United States regulatory authority has approved or disapproved of these securities or determined if this Information Memorandum is truthful, complete or adequate. Any representation to the contrary is a criminal offense in the United States.

Purpose of the Information Memorandum

Purpose of the Information Memorandum

Purpose of the Information Memorandum

1	Purpose of the Information Memorandum

This Information Memorandum is dated 19 August 2013 and has been prepared by Linktone in connection with its application for:

•	admission to the Official List of ASX; and

•	the official quotation of Linktone CDIs on the ASX.

This Information Memorandum constitutes an information memorandum for the purposes of condition 3 of Listing Rule 1.1.

This document is not a prospectus complying with the Corporations Act and will not be lodged with ASIC under the Corporations Act.

This document does not constitute or contain any offer of Linktone CDIs for subscription or purchase, or any invitation to subscribe for or purchase Linktone CDIs.

A number of words and terms used in this Information Memorandum have defined meanings which appear in the Glossary section of this Information Memorandum.

2	Incorporation of the Form 20-F and Form 6-K

2.1	Form 20-F

Linktone’s annual report on Form 20-F for the financial year ended 31 December 2012 is incorporated into this Information Memorandum and is attached as Annexure A. Filing of an annual report on Form 20-F with the SEC is required under the Exchange Act, in connection with the listing of Linktone’s ADSs on the NASDAQ Global Market.

2.2	Form 6-K

Linktone’s 2013 first quarter financial results submitted on Form 6-K for the quarter ended 31 March 2013 is incorporated into this Information Memorandum and is attached as Annexure B. Linktone is not required to disseminate quarterly earnings releases under the Exchange Act but it prepares and submits such releases to the SEC on a voluntary basis.

3	Important information about Linktone

3.1	Laws of the Cayman Islands

As Linktone is not established in Australia, its general corporate activities (apart from any offering of securities in Australia) are not regulated by the Corporations Act of the Commonwealth of Australia or by the ASIC but instead are governed by the Cayman Islands Companies Law, the Memorandum and Articles of Association and the common law of the Cayman Islands.

Section B of Item 10 of Linktone's Form 20-F provides a summary of the statutory provisions under the Cayman Islands Companies Law that facilitate the reconstruction and amalgamation, merger and consolidation of companies. In addition:

•	there are presently no Cayman Islands laws or regulations of general application which require persons who acquire significant holdings in Linktone to make a takeover offer for Linktone; and

Risk factors

•	there is no requirement under Cayman Islands law that security ownership above a certain percentage must be disclosed.

3.2	Memorandum and Articles of Association of Linktone

Linktone’s corporate affairs are governed by its Memorandum and Articles of Association.

Section B of Item 10 of Linktone's Form 20-F provides a summary of the material provisions of the Memorandum and Articles of Association of Linktone insofar as they relate to the material terms of Linktone’s ordinary shares. In addition to the information contained in that section, the following should be noted in respect of Linktone’s Memorandum and Articles of Association.

Share capital

Subject to any direction that may be given by the shareholders in a general meeting and without prejudice to any special rights previously conferred on the holders of existing shares, the Directors may allot, issue, grant options over or otherwise dispose of shares of Linktone (including fractions of a share) with or without preferred, deferred or other special rights or restrictions, whether in regards to dividends, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper.

Linktone shall not issue shares in bearer form or at a price that is less than their nominal or par value.

There are no restrictions in the Memorandum and Articles of Association which restrict the dealing in Linktone's shares and there are no requirements under the Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Appointment and removal of Directors

Linktone's Board shall consist of not more than ten persons provided that shareholders may from time to time by ordinary resolution (a resolution passed by a simple majority of such members as, being entitled to do so, vote in person, or by proxy, on such resolution or approved in writing by all the shareholders entitled to vote on such resolution) increase or reduce the limits in the number of Directors. The shareholders may also by ordinary resolution appoint any person to be a Director, subject to the maximum limit on the number of Directors, and may in like manner remove any Director.

The Directors may also at any time, and from time to time, appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Board, subject to the maximum limit on the number of Directors.

Amendment of the Memorandum and Articles of Association

The Memorandum and Articles of Association may be amended by a special resolution of the shareholders (a resolution passed by a majority of at least two-thirds of such members as, being entitled to do so, vote in person, or by proxy, on such resolution or approved in writing by all the shareholders entitled to vote on such resolution).

Forum for disputes initiated by Linktone's shareholders

There is no provision in the Memorandum and Articles of Association which requires any particular court to be the sole and exclusive forum for claims or actions initiated by Linktone's shareholders.

4	Risk factors

Section D of Item 3 of the Form 20-F sets out the risk factors related to Linktone’s business. In addition, the following risk factors should be noted:

Application to be admitted to the Official List of the ASX

4.1	Differences in Cayman Islands and Australian law

The rights of Linktone’s shareholders to take action against the Directors, actions by minority shareholders and the fiduciary responsibilities of Linktone’s Directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands.

The rights of Linktone’s shareholders and the fiduciary responsibilities of Linktone’s Directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in Australia. Thus, they may be less extensive than statutory rights under the laws of Australia and minority shareholders may only in limited circumstances bring a derivative action.

4.2	Provisions in the Memorandum and Articles of Association affecting control transactions

There are certain provisions in the Memorandum and Articles of Association which may make it more difficult (compared to the Australian position) for a third party to gain control of Linktone. This includes Linktone’s ability to issue preferred shares from time to time at the discretion of the Directors without shareholder approval and the division of the Directors into three classes.

5	Application to be admitted to the Official List of the ASX

An application has been made to ASX for Linktone to be admitted to the Official List of ASX and for the Linktone CDIs to be granted official quotation on the stock market conducted by ASX. Upon listing, approximately AUD $800,000 worth of Linktone CDIs will be available to be traded.

The fact that the ASX may admit Linktone to the Official List of ASX and permit Linktone CDIs to be quoted on the stock market conducted by ASX is not to be taken, in any way, as an indication of the merits of Linktone. ASX and its officers do not take any responsibility for the contents of this Information Memorandum.

The persons who have signed this Information Memorandum (or on whose behalf this Information Memorandum has been signed) believe that all information that would be required under section 710 of the Corporations Act, if the Information Memorandum were a prospectus offering for subscription of the same number of securities for which quotation is sought by Linktone, is contained in the Information Memorandum.

6	Notice to investors

Because of the restrictions described below, purchasers and investors are advised to consult legal counsel prior to making any offer, sale, delivery, pledge or other transfer of the CDIs. It should be noted that these restrictions may be retained indefinitely. As used herein, the terms "United States," "U.S. person," "offshore transaction" and "distributor" have the respective meanings given to them in Regulation S of the Securities Act.

The CDIs have not been and will not be registered under the Securities Act or any state securities laws of the United States, and may not be offered, sold, delivered, pledged or otherwise transferred in the United States or to, or for the account or benefit of, a U.S. person (other than a distributor), except in transactions exempt from, or not subject to, the registration requirements of the Securities Act or any state securities laws of the United States.

Notice to investors

None of the SEC, any state securities commission in the United States, or any other United States regulatory authority has approved or disapproved of these securities or determined if this Information Memorandum is truthful, complete or adequate. Any representation to the contrary is a criminal offense in the United States.

All purchasers and investors of the CDIs will be deemed to have represented and agreed as follows:

(a)	you, and the person, if any, for whose account you are acquiring the CDIs are purchasing such CDIs outside the United States in an offshore transaction in accordance with Regulation S;

(b)
you are not U.S. persons and are not acquiring the CDIs for the account or benefit of any U.S. person (other than a distributor). A U.S. person includes, among other things and subject to certain limited exceptions:

•	any natural person resident in the United States;

•	any partnership or corporation organised or incorporated under the laws of the United States;

•	any estate of which any executor or administrator is a U.S. person;

•	any trust of which any trustee is a U.S. person;

•	any agency or branch of a foreign entity located in the United States;

•	any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. person;

•	any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organised, incorporated, or (if an individual) resident in the United States; and

•	any partnership or corporation if:

•	organised or incorporated under the laws of any foreign jurisdiction; and

•
formed by a U.S. person principally for the purpose of investing in securities not registered under the Securities Act, unless it is organised or incorporated, and owned, by accredited investors (as defined in Rules 501(a)) who are not natural persons, estates or trusts;

(c)
you understand that such CDIs have not been and will not be registered under the Securities Act or any state securities laws of the United States, and you will not offer, sell, deliver, pledge or otherwise transfer such CDIs other than in accordance with the provisions of Regulation S, pursuant to registration under the Securities Act, or pursuant to an available exemption from the registration requirements of the Securities Act, in each case in accordance with any applicable laws of any state or territory of the United States and any foreign jurisdiction;

(d)
you acknowledge and agree that, in order to ensure that U.S. persons do not purchase any CDIs, a number of procedures governing the trading and clearing of CDIs will be implemented, including the application to the CDIs of the status of Foreign Ownership Restriction (FOR) Financial Products under the Settlement Rules of the ASX Settlement Corporation and the addition of the notation “FORUS” to the CDI description on ASX trading screens and elsewhere, which will inform the market of the prohibition on U.S. persons acquiring CDIs; and

(e)	any offer, sale, delivery, pledge or other transfer made other than in compliance with the above-stated restrictions will not be recognized by Linktone in respect of the CDIs.

Current capital structure and continuing profits

Linktone will rely upon the truth and accuracy of your acknowledgments, representations, warranties and agreements set forth above. If any of the acknowledgements, representations, warranties or agreements deemed to have been made by you are no longer accurate, you shall promptly notify Linktone.

As long as the CDIs maintain the FOR status, ASX Participating Organisations (brokers that are members of ASX) will take certain actions, a summary of which is set out below:

•	ASX Participating Organisations must not execute a transaction on ASX in Regulation S securities if that broker knows that the purchaser is acting for the account or benefit of a U.S. person;

•
in connection with any purchase of CDIs, ASX Participating Organisations must make reasonable efforts to ascertain whether a purchaser is a U.S. person or is acting for the account or benefit of a U.S. person, and implement measures designed to assure reasonable compliance with these requirements; and

•	the confirmation sent to each purchaser of CDIs must include a notice that the CDIs are subject to the restrictions of Regulation S.

As long as the CDIs maintain the FOR status, Linktone will provide notification of the Regulation S status of its CDIs in shareholder communications such as annual reports, periodic interim reports and notices of shareholder meetings. In addition, Linktone will refuse to register any transfer of the CDIs not made in accordance with the provisions of Regulation S, pursuant to registration under the Securities Act or pursuant to an available exemption from registration.

7	Current capital structure and continuing profits

Shares and ADSs

As at the date of this Information Memorandum, Linktone has 421,435,030 ordinary shares on issue. Of these, 17,043,320 ordinary shares have been bought back by Linktone. These are currently held by the Company as treasury stock (shares Linktone issued but subsequently bought back and which may be reissued or cancelled by Linktone). The total number of Linktone shares held by shareholders and ADS holders is 404,391,710 (outstanding ordinary shares).

Some Linktone ordinary shares outstanding are listed on the NASDAQ Global Market in the form of ADSs. As of the date of this Information Memorandum, there are 22,182,488 Linktone ADSs listed on the NASDAQ Global Market. As 1 ADS represents 10 ordinary shares, 221,824,880 or 54.85% of Linktone’s outstanding ordinary shares are held in the form of ADSs.

Options

As at the date of this Information Memorandum, Linktone has granted options over 7,106,000 ordinary shares. The options were granted pursuant to Linktone’s employee stock options scheme which is described in further detail in Section 10 of this Information Memorandum.

7.1	Shareholders and their holdings

Top 20 shareholders

The following tables provide information about holders of Linktone’s ordinary shares as at 31 May 2013 based on information known to Linktone.

Current capital structure and continuing profits

Name	No. of shares	%
JPMorgan Chase Bank, N.A.1	238,868,2002	56.680
MNC International Ltd.3	180,004,580	42.712
Fidelity Investors III Limited Partnership	926,740	0.22
Mark McGoldrick	499,750	0.119
Richard Scrase	249,940	0.059
Sam Wisnia	124,910	0.030
Greenacre Ventures Ltd.	118,082	0.028
Jason Kushner	95,175	0.023
Alireza Satrap	88,400	0.021
Chris Brumbach	74,930	0.018
Gerard Gennotte	74,930	0.018
Scott Lawin	49,990	0.012
Greg Tarr	47,700	0.011
Michael Rafferty	47,700	0.011
John Jessop	35,320	0.008

_____________________________
1 JPMorgan Chase Bank, N.A. is Linktone's ADS depositary bank. ADSs represent ownership interests in the underlying outstanding shares that are on deposit with the depositary bank.
2 This includes treasury stock of Linktone held by JPMorgan Chase Bank, N.A.
3These shares are beneficially held by Global Mediacom International Ltd.

Current capital structure and continuing profits

Name	No. of shares	%
Helga Nelsen Sulger	33,370	0.008
Andrew R. Dale	16,946	0.004
Rowena Wang	13,350	0.003
Matthew Anderson	11,780	0.003
Justin Deering Sulger	11,760	0.003
Total: top 20 holders of ordinary shares	421,393,553	99.99
Total: remaining holders balance	41,477	0.010

ADS holdings of Linktone Directors

Name	No. of ADSs held	%
Peck Joo Tan	50,000	0.119

Distribution of ADS holdings4

Range	Total holders	Units (ADSs)	% (outstanding capital)
1-1,000	1,624	694,685.81	3.13
1,001-5,000	237	888,599	4
____________________________________
4 Please note the following:
•
the table been compiled from information provided by the largest proxy agent of JPMorgan Chase Bank, N.A. in respect of Linktone securities. It does not include a small number of ADSs held by banks, brokers and various other shareholders (Linktone has not been able to obtain such information); and

•	the table includes treasury stock held by Linktone. For this reason, the total number of ADSs in the table exceeds the number referred to earlier in the Information Memorandum.

Rights and liabilities attaching to Linktone CDIs

Range	Total holders	Units (ADSs)	% (outstanding capital)
5,001-10,000	28	379,458	1.71
10,001-100,000	43	3,068,469	13.83
100,001-9,999,999,999	5	17,159,653	77.33
Total	1,937	22,190,864.81	100

7.2	Linktone capital

Linktone has not raised any capital for the three months before the date of this Information Memorandum and will not need to raise any capital for three months after the date of this Information Memorandum.

Linktone has enough working capital to carry out its stated objectives.

8	Rights and liabilities attaching to Linktone CDIs

8.1	Voting

CDIs confer beneficial ownership in foreign securities (such as shares) on the CDI holder. However, legal title to such shares is held by an Australian depository entity. As holders of CDIs do not appear on Linktone’s share register, they cannot personally vote at shareholder meetings. However, the ASX Settlement Operating Rules require Linktone to provide notices to CDI holders of general meetings of shareholders. The notice of meeting must include a form permitting the CDI holder to direct CHESS Depositary Nominees Pty Limited to cast proxy votes in accordance with the CDI holder’s written directions. CDI holders cannot vote personally at shareholder meetings unless they convert their CDIs into shares prior to the meeting.

8.2	Dividends and other entitlements

CDI holders have the same right to receive dividends, rights issues, bonus issues or economic benefits from other similar corporate actions as holders whose securities are legally registered in their own name. Where a dividend or any other cash distribution is made in a currency other than Australian dollars, Linktone’s Australian registry will convert the dividend or distribution into Australian dollars and the payment will be made to CDI holders in Australian dollars in accordance with that holder’s entitlement.

Tax treatment of CDIs

9	Tax treatment of CDIs

The Directors of Linktone consider that it is not appropriate to give advice regarding the taxation consequences for purchasing Linktone CDIs. Linktone, its advisers and officers do not accept any responsibility or liability for any taxation consequences. As a result, those looking to purchase Linktone CDIs should consult their own professional tax advisers in connection with purchasing Linktone CDIs.

10	Employee stock options schemes

In November 2003, the Board of Linktone approved two stock options plans: the 2000-1 Employee Stock Option Scheme and 2003 Stock Incentive Plan. There are currently no options outstanding under the 2000-1 Employee Stock Option Scheme.

The 2003 Stock Incentive Plan (ESOS Plan) has governed all stock incentive awards since November 2003 and provides for the grant of share options to employees, directors and consultants. Options are granted with a term of up to 10 years and generally vest over service periods that range from one to four years. The plans are administered by the Nominating and Compensation Committee designated by the Board. For options in respect of 4,270,000 ordinary shares, 50% of the Linktone shares subject to those options vest on the 18th month anniversary of the vesting commencement date set out in a notice of stock option award provided to the grantee and the other 50% vest on the 36th month anniversary of that vesting commencement date. The remaining outstanding options follow one of the below vesting schedules:

•	1/36th of shares subject to options vest each month (over a period of 3 years);

•	25% of shares subject to options vest after 1 year, and then the remaining options vest in monthly increments over a period of the next 3 years;

•	25% of shares subject to options vest per year over a 4 year period; or

•	50% of shares vest after 12 months, and 50% vest after 30 months.

The awards under the ESOS Plan are evidenced by an award agreement which contains, among other things, various provisions which govern the exercise of the options, including the following:

•
exercise of the option: the option will be exercisable during its term in accordance with the vesting schedule provided to the grantee in the notice of stock option award. The grantee will be subject to reasonable limitations on the number of requested exercises during any monthly or weekly period as determined by the administrator;

•	restrictions on exercise: an option may not be exercised if the issue of the shares subject to the option would constitute a violation of any applicable laws;

•	termination of service:

•
in the event that the grantee’s continuous service terminates (other than for cause) the grantee may (but only during the post termination exercise period identified in the applicable award agreement) exercise the portion of the option that was vested at the date of such termination; and

•
in the event that the grantee’s continuous service terminates for cause, the grantee’s right to exercise the option shall, except as otherwise determined by the administrator, terminate concurrently with the termination of the grantee’s continuous service;

•
disability of grantee: in the event the grantee’s continuous service terminates as a result of his or her disability, the grantee may, but only within 12 months from the termination of the grantee’s continuous service (but no later than the expiry date of the option) exercise the portion of the option that was vested on the date of termination;

Employee stock options schemes

•
death of grantee: in the event of termination of the grantee’s continuous service as a result of his or her death, the person who subsequently acquires the right to exercise the option (pursuant to a will or the laws of descent and distribution) may exercise the portion of the option that was vested at the date of termination within 12 months from the date of death (but no later than the expiry date of the option);

•	transferability of option: in general, options may not be transferred in any manner other than by will or by the laws of descent and distribution; and

•	term of option: the option must be exercised no later than the expiration date set forth in the notice of stock option award provided to the grantee.

The table below sets out the number of options held by each Linktone Director and the exercise price and expiry date of those options.

Director	Number of ordinary shares in respect of which options have been granted	Exercise price	Expiry date
Hary Tanoesoedibjo	2,500,0001	USD $0.19	31 May 2019
David Audy	Nil	N/A	N/A
Peck Joo Tan	2,500,0002	USD $0.113	3 March 2021
Billy Hsieh	Nil	N/A	N/A

1.	All of the options held by Hary Tanoesoedibjo have vested.

2.	Options held by Peck Joo Tan in respect of 1,250,000 shares have vested and the remaining options over a further 1,250,000 shares will vest on 16 May 2014.

The table below provides a summary of the options held by persons other than the Directors. All options currently on issue have vested other than options over 750,000 shares which are yet to vest.

Corporate governance

Number of ordinary shares in respect of which options have been granted	Exercise price	Expiry date
150,000	USD $1.1	5 January 2014
70,000	USD $1.025	30 June 2014
15,000	USD $0.776	5 January 2015
101,000	USD $0.676	1 May 2015
120,000	USD $0.288	12 May 2017
150,000	USD $0.15	2 March 2019
1,500,000	USD $0.157	3 March 2021

11	Corporate governance

This Section explains how the Board will manage Linktone’s business. The Board is responsible for the overall corporate governance of Linktone. The Board monitors the operational and financial position and performance of Linktone and oversees its business strategy including approving the strategic goals of Linktone. The Board is committed to maximising performance, generating appropriate levels of securityholder value and financial return, and sustaining the growth and success of Linktone. In conducting business with these objectives, the Board is concerned to ensure that Linktone is properly managed to protect and enhance securityholder interests, and that Linktone, its Directors, officers and employees operate in an appropriate environment of corporate governance. Accordingly, the Board has created a framework for managing Linktone including adopting relevant internal controls, risk management processes and corporate governance policies and practices which it believes are appropriate for Linktone’s business and which are designed to promote the responsible management and conduct of Linktone.

The ASX Corporate Governance Council has developed and released corporate governance recommendations for Australian listed entities (ASX Recommendations) in order to promote investor confidence and to assist companies to meet stakeholder expectations. The recommendations are not prescriptions, but guidelines. However, under the Listing Rules, Linktone will be required to provide a statement in its annual report disclosing the extent to which it has followed the ASX Recommendations in the reporting period. Where Linktone does not follow a recommendation, it must identify the recommendation that has not been followed and give reasons for not doing so.

Linktone will depart from the ASX Recommendations as follows:

•	there is not a majority of independent Directors on the Board (see Section 11.2 for further explanation);

•	the chairperson of Linktone is not independent and he is also the CEO of Linktone (see Section 11.2 for further explanation);

•	Linktone does not have a policy concerning diversity nor does it set measurable objectives for achieving gender diversity (see Section 11.5 for further explanation);

•	the Audit Committee of Linktone consists of only one member (see Section 11.9 for further explanation);

Corporate governance

•	the Board has not received assurance from the CEO and the CFO relating to the declaration under section 295A of the Corporations Act (see Section 11.9 for further explanation); and

•	the Nominating and Compensation Committee consists only of one member and that member is not independent (see Section 11.9 for further explanation).

Other than these instances, the Board does not consider it departs from the recommendations of the ASX Corporate Governance Council. Linktone may depart from other recommendations in future if the Board considers that such a departure would be reasonable.

11.1	The Board and Management

The day to day management of Linktone is conducted by the executive Directors and senior executives, save for the matters required by law to be reserved to the Board, and any additional matters the Board reserves to itself from time to time. Given the size of the Company and overlap between membership of the Board and membership of the senior executives, the Board does not consider it necessary in the Company’s circumstances to adopt a formal statement of matters reserved to it and matters delegated to senior executives. In addition, both the CEO and CFO have formal letters of appointment identifying the terms of their appointment.

The performance of senior executives including the CEO and CFO is evaluated against pre-determined key performance indicators on an annual basis. Linktone does not propose to provide confirmation as to whether or not such performance evaluation has taken place during any given reporting period. It does not consider such confirmation to be necessary in light of the structure of the Company.

11.2	Board composition

The Board is comprised of two non-executive Directors and two executive Directors, including the Chairman.

The Board consists of:

•	Hary Tanoesoedibjo (Chairman and CEO);

•	David Audy (non-executive Director);

•	Billy Hsieh (independent non-executive Director); and

•	Peck Joo Tan (Director and CFO).

The Board considers an independent Director to be a non-executive Director who is not a member of Linktone’s management and who is free of any business or other relationship that could materially interfere with or reasonably be perceived to interfere with the independent exercise of their judgement, with reference to the standards set forth in the NASDAQ Marketplace Rules regarding the definition of independent director. The Board will consider the materiality of any given relationship on a case-by-case basis. The Board reviews the independence of each Director in light of interests disclosed to the Board from time to time.

The Board considers that only Billy Hsieh is free from any business or any other relationship that could materially interfere with, or reasonably be perceived to interfere with the independent exercise of his judgment and is able to fulfil the role of independent Director for the purposes of the ASX Recommendations.

David Audy is currently considered by the Board not to be independent on the basis of his relationship with PT Global Mediacom Tbk (GMC) at which he has served as a director since October 2012. He has also been serving as President Director of PT Global Informasi Bermutu (Global TV), a national free-to air television station in Indonesia, since October 2010, and as President Director of PT Linktone Indonesia since October 2011. In addition, he has held several senior positions in MNC International Ltd., a majority-owned subsidiary of GMC, and in companies

Corporate governance

which are affiliates of GMC, including Managing Director of PT Media Nusantara Informasi (Seputar Indonesia Daily Newspaper) from 2009 to 2012, Head of Investor Relations of MNC from 2007 to 2009 and Senior Manager for Corporate Finance of MNC from 2006 to 2007. He is the brother-in-law of Mr. Hary Tanoesoedibjo, the Company’s Chairman and CEO.

Accordingly, the Board does not consist of a majority of independent Directors. Although the Board acknowledges the ASX Recommendation that a majority of the Board should be independent non-executive Directors, the Board is of the view that the current Board composition is appropriate given the size of the Board, the skills and experience required for the Board and the circumstances of the Company. As a practical matter, the Board is confident that the Board as a whole is able to exercise judgment in an independent and unfettered manner to provide effective oversight of the Company.

Hary Tanoesoedibjo holds the office of the chairman of the Board and is the Chief Executive Officer. Accordingly, the chairperson of the Board is not an independent director. Although the Board acknowledges the ASX Recommendation that the chairperson should be an independent director, the Board considers Hary Tanoesoedibjo to be the most suitable person for this role in the Company’s circumstances. The Board believes that Hary Tanoesoedibjo is able to and does bring quality and independent judgement to all relevant issues falling within the scope of the role of Chairman and that Linktone as a whole benefits from his long standing experience of its operations and business relationships.

The Company does not have a policy in relation to whether the Board collectively, and individual Directors, may seek independent professional advice at Linktone’s expense, subject to the approval of the Chairman or the Board as a whole. The Board does not consider such a policy to be necessary at this time. However, the charters of the Board’s Audit Committee and Nominating and Compensation Committee authorize such committees to engage their own independent advisors at Linktone’s expense in the discretion of such committees.

11.3	Performance evaluation

Linktone does not have a formal performance evaluation process in relation to the Board, its committees and individual Directors. The Board does not consider a formal process to be necessary in light of the size of the Board and Company. It seeks to ensure that the Board performs at all times in a manner consistent with its obligations under the Memorandum and Articles of Association and other regulatory requirements including those of the SEC and NASDAQ Global Market. It will continue to take this approach in respect of its obligations as a company admitted to the ASX.

11.4	Code of Business Conduct

The Board recognises the need to observe the highest standards of corporate practice and business conduct. Accordingly, the Board has adopted a formal Code of Business Conduct to be followed by all employees, officers and Directors. The key aspects of this Code require:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in the reports and documents;

•	compliance with all applicable laws, rules and regulations;

•	the prompt internal reporting to the appropriate violations of the Code of Business Conduct; and

•	accountability for adherence to the Code of Business Conduct.

The Code of Business Conduct is available on Linktone’s website, www.linktone.com.

Corporate governance

11.5	Diversity Policy

The Board is committed to diversity and fosters a corporate culture which embraces diversity but has not adopted a formal diversity policy. The Board acknowledges the ASX Recommendation that there should be a policy concerning diversity but does not consider this appropriate at this stage in light of the circumstances of the Company. The Board will disclose in each annual report the proportion of women employees in the whole organisation, women in senior executive positions and women on the Board.

11.6	Continuous disclosure policy

Once listed on the ASX, Linktone will be required to comply with the continuous disclosure requirements of the Listing Rules and the Corporations Act. Subject to the exceptions contained in the Listing Rules, Linktone will be required to disclose to the ASX any information concerning Linktone which is not generally available and which a reasonable person would expect to have a material effect on the price or value of the Shares. Linktone is committed to observing its disclosure obligations under Listing Rules and the Corporations Act. Linktone has adopted a Disclosure Policy to take effect from its listing on the ASX which establishes procedures which are aimed at ensuring that Directors and management are aware of and fulfil their obligations in relation to the timely disclosure of material price-sensitive information. A copy of Linktone’s Disclosure Policy will be available on its website when the Company is admitted to the Official List of the ASX.

11.7	Securities trading policy

Linktone has adopted a written policy for dealing in securities. The policy is intended to explain the prohibited type of conduct in relation to dealings in securities, and to establish a best practice procedure in relation to Directors’, management’s and employees’ dealings in Shares.

The policy comprises:

•	a pre-clearance and blackout policy which applies to Directors, officers and designated employees (Insiders); and

•	an insider trading policy which provides guidance to all Linktone personnel, including Insiders.

Insiders are, subject to certain exceptions, prohibited from:

•	buying or selling the Company’s securities while in possession of material non-public information;

•	communicating such information to third parties other than those who need to know such information in connection with doing business with or for the Company;

•	recommending the purchase or sale of the Company’s securities while in the possession of material information that has not been publicly disclosed by the Company; and

•	assisting anyone engaged in any of the above activities.

These prohibitions also apply to information about, and the securities of, other companies (e.g., customers or suppliers) with which the Company has a relationship. These prohibitions also apply to the Insiders’ immediate family members, and Insiders may not disclose any material non-public information to others, including their family members, friends or social acquaintances.

In addition, Insiders are prohibited from trading in the Company’s securities (including CDIs, Shares or ADSs) during ‘black-out periods’, which apply to each quarter. The black-out periods begin on the close of business on the fifteenth day of the third month of each quarter and end on the opening of the second business day following the Company’s filing with the SEC of the Company’s annual financial reports, or public release of quarterly or annual financial information.

Corporate governance

The Company may also make a determination at any time that Insiders should suspend trading because of insider information not yet available to the public.

All Insiders must receive approval from the CFO prior to any transaction involving the Company’s securities.

Company personnel must not engage in any of the following activities without the prior written consent of the CFO:

•	purchasing Linktone securities on margin;

•	pledging Linktone securities;

•	short sales;

•	buying or selling puts or calls; or

•	engaging in derivative transactions relating to Linktone securities.

A copy of Linktone’s Trading Policy is available on its website.

11.8	Communication with securityholders

The Board’s policy is to ensure that securityholders are provided with sufficient information to assess the performance of Linktone and that they are informed of all major developments affecting the state of affairs of Linktone relevant to securityholders in accordance with all applicable laws.

The Board has established a process for effective communication with shareholders through the Company’s website. Information will be communicated to securityholders through the lodgement of all relevant financial and other information with ASX and publishing information on Linktone’s website, www.linktone.com.

In particular, Linktone’s website will contain information about it, including media releases, key policies and the terms of reference of its Board committees. All relevant announcements made to the market and any other relevant information will be posted on Linktone’s website as soon as they have been released to ASX.

11.9	Risk management

The identification and proper management of Linktone’s risks are an important priority of the Board.

The Board is responsible for overseeing and approving risk management strategy and policies, which are put into place by management, in conjunction with the Audit Committee. Linktone management has responsibility for identifying major risk areas and implementing risk management systems. The Audit Committee is responsible for monitoring risk management and establishing procedures which seek to provide assurance that material business risks are identified, consistently assessed and appropriately addressed. The Code of Business Conduct outlines how the major business risks are reported and addressed. In addition, Linktone has a policy entitled ‘Reporting Questionable Accounting and Auditing Practices and Policy Prohibiting Retaliation Against Reporting Persons’ which enables employees to report complaints or concerns about Linktone’s accounting practices, internal accounting controls or auditing matters.

Linktone will regularly undertake reviews of its risk management procedures to ensure that it complies with its legal obligations, however as the Company is registered in the Cayman Islands, the Chief Executive Officer or Chief Financial Officer will not be providing a declaration under Section 295A of the Corporations Act (which does not apply to Linktone).

Corporate governance

11.10	Board committees

The Board may from time to time establish appropriate committees to assist in the discharge of its responsibilities. The Board has established the Audit Committee and the Nominating and Compensation Committee.

Other committees may be established by the Board as and when required. Membership of Board committees will be based on the needs of Linktone, relevant legislative and other requirements and the skills and experience of individual Directors.

Nominating and Compensation Committee

The Board has established a Nominating and Compensation Committee with David Audy as its sole member. The Board acknowledges the ASX Recommendation that a Remuneration (compensation) Committee should have at least three members, a majority of whom are independent and be chaired by an independent chair. However, the Board considers the composition of its Nominating and Compensation Committee to be appropriate given the skill set, experience and seniority of David Audy and the size of the Board. In particular, the Board considers David Audy an appropriate choice because he is one of the two non-executive members of the Board.

The functions of the Nominating and Compensation Committee are to monitor the size and composition of the Board and consider and make recommendations to the Board with respect to the nomination or election of Directors. This committee also reviews and makes recommendations to the Board regarding the Company’s compensation policies and all forms of compensation, including annual salary and bonuses, to be provided to the Company’s executive officers and Directors and reviews stock compensation arrangements for all of the Company’s other employees.

The Nominating and Compensation Committee will consider and make recommendations to the Board regarding any shareholder recommendations for candidates to serve on the Board. The Nominating and Compensation Committee will review periodically whether a more formal policy should be adopted.

Remuneration of Non-executive Directors

In 2012, an aggregate of approximately $0.07 million was paid to non-executive Directors. The Company does not have a formal process for the determination of remuneration of non-executive Directors. However, the Board must provide its consent to the remuneration.

Audit Committee

The Board has established an Audit Committee which comprises Billy Hsieh as the sole member. Billy Hsieh is an independent non-executive Director. The Board acknowledges the ASX Recommendation that the Audit Committee should have at least three members. However, the Board considers the skill set, experience, seniority and independence of Billy Hsieh is a sufficient safeguard of the integrity of Linktone’s financial reporting. The Audit Committee has an Audit Committee Charter. Additionally, Linktone has a policy entitled ‘Reporting Questionable Accounting and Auditing Practices and Policy Prohibiting Retaliation Against Reporting Persons’ which enables employees to report complaints or concerns about Linktone’s accounting practices, internal accounting controls or auditing matters.

The primary role of this Committee includes:

•	appointment, compensation and oversight of the work of independent auditors;

•	overseeing the accounting and financial reporting processes;

•	monitoring compliance with Linktone’s accounting and financial policies; and

•	evaluating Linktone management’s procedures and policies relative to the adequacy of internal accounting controls.

Disclosure of interests and consents

The Committee has the responsibility for the selection and appointment of the external auditor, as well as evaluating its effectiveness and independence. Under the Audit Committee Charter, it is the policy of Linktone that its external auditing firm must be independent of Linktone itself. The independence of the external auditor is reviewed and assessed on an annual basis.

12	Disclosure of interests and consents

12.1	Linktone Directors’ interests over the last 2 years

Other than as set out in this Information Memorandum (including the Form 20-F), no Linktone Director has had an interest in Linktone shares over the past 2 years.

Other than as set out in this Information Memorandum (including the Form 20-F):

•
no Linktone Director, and no entity in which a Linktone Director is a member or partner, has at the date of this Information Memorandum, or has within the 2 years prior to the date of this Information Memorandum, any interest in the promotion of Linktone or in any property acquired or proposed to be acquired by Linktone; and

•
no amounts (whether cash, securities or otherwise) have been paid or agreed to be paid by any person to any Linktone Director, or to any entity in which a Linktone Director is a member or partner, either to induce him or her to become or to qualify him or her as a Linktone Director, or otherwise for services rendered by him or her by the entity in connection with the promotion and formation of Linktone.

12.2	Experts’ interests

•
Herbert Smith Freehills has acted as Australian legal adviser to Linktone generally in relation to its admission to the Official List of ASX and has performed work in relation to the Australian legal due diligence enquiries. Linktone has paid or agreed to pay approximately $150,000 for these services to the date of this Information Memorandum. Further amounts may be paid to Herbert Smith Freehills in accordance with its agreed fee arrangements.

•
Ernst & Young LLP, Singapore and Ernst & Young Hua Ming LLP have acted as independent registered public accounting firm of Linktone for the years ended 31 December 2011-2012 and 31 December 2010 respectively and have given, and not withdrawn their consent, for inclusion of their opinions in relation to Linktone's application for admission to the Official List of ASX. Linktone has agreed to pay approximately USD $80,000 for these services to the date of this Information Memorandum. Further amounts may be paid to Ernst & Young in accordance with its agreed fee arrangements.

13	ASIC and ASX waivers

13.1	ASX waivers

 Linktone has sought and obtained the following in principle confirmations from ASX:

•	confirmation that Linktone’s Memorandum and Articles of Association are consistent with the ASX Listing Rules for the purposes of Listing Rule 1.1, Condition 2;

•
confirmation that the financial information to be given to ASX may be prepared (and accounts may be audited) in accordance with U.S. GAAP rather than in accordance with Australian accounting (or auditing) standards for the purposes of Listing Rule 19.11A;

Application of ASX Listing Rules

•
confirmation that securityholder approval is not required under ASX Listing Rule 10.14 for the future issue to Directors of Linktone of shares upon the exercise of options which have been granted pursuant to Linktone’s employee stock options schemes described in Section 10 above; and

•
confirmation that securityholder approval is not required under ASX Listing Rule 10.1, as a related party transaction, in connection with any exercise of the Okezone Option Agreement by Tencent MNC and GMC (The Okezone Option Agreement entitles Tencent MNC and GMC to purchase the Okezone.com business at market value, as determined by an independent expert, at any time in the 6 months between 11 July 2013 and 10 January 2014. Based on current circumstances, Linktone management estimates the market value of the Okezone.com business is between 13% to 16% of Linktone’s net assets as at 31 March 2013 (ie. between approximately USD$22 million to USD$27 million). This is a management estimate. Upon exercise of the option, the independent expert may determine a market value of Okezone.com which is outside this range).

Linktone has sought and obtained the following in principle waivers from ASX:

•
a waiver from ASX Listing Rule 1.1, Condition 6 and ASX Listing Rule 2.4 so Linktone need only apply for monthly quotation of CDIs that will, or may, be created from conversions of its ordinary shares which are currently held in the form of ADSs traded on the NASDAQ Global Market;

•	a waiver from ASX Listing Rule 4.5.2 so that full year results can be lodged within 4 months of the financial year end (rather than 3 months);

•	a one off waiver from ASX Listing Rule 4.2B so that the half year preliminary results for 30 June 2013 can be lodged within 3 months of the half year end (rather than 2 months);and

•
a waiver from ASX Listing Rules 6.16, 6.19, 6.20, 6.21, 6.22 and 6.23 to the extent necessary to permit Linktone to have on issue options over 7,106,000 ordinary shares which do not comply with these Listing Rules.

13.2	ASIC relief

To the extent required under section 601CK of the Corporations Act, Linktone has sought and obtained relief from ASIC from the need to prepare and lodge with ASIC financial statements that comply with Cayman Islands law (as there is no such requirement under Cayman Islands law). Instead, Linktone will prepare and lodge with ASIC financial statements that it files with the SEC. Such financial statements are prepared in accordance with U.S. GAAP.

14	Application of ASX Listing Rules

Upon admission to the Official List, Linktone will become subject to the ASX Listing Rules. While Linktone is listed on the ASX, subject to the waivers granted by the ASX referred to in section 13, it will be required to comply with the ASX Listing Rules.

Consents and disclaimers

15	Consents and disclaimers

15.1	Consent to be named

The following persons have given and have not, before the date of this Information Memorandum, withdrawn their consent to be named in this Information Memorandum in the form and context in which they are named:

•	Ernst & Young LLP, Singapore and Ernst & Young Hua Ming LLP as independent registered public accounting firms of Linktone; and

•	Herbert Smith Freehills as Australian legal adviser.

15.2	Disclaimers of responsibility

Each person named above:

•	has not authorised or caused the issue of this Information Memorandum;

•	has not made any statement that is included in this Information Memorandum or any statement on which a statement made in this Information Memorandum is based;

•
to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any statements in or omissions from the Information Memorandum. This applies to the maximum extent permitted by law and does not apply to the reference to its name.

16	Supplementary information

Linktone will issue a supplementary document to this Information Memorandum if it becomes aware of any of the following between the date of this Information Memorandum and the date that the Linktone CDIs are first quoted on ASX:

•	a material statement in this Information Memorandum being misleading or deceptive;

•	a material omission from this Information Memorandum;

•	a significant change affecting a matter included in this Information Memorandum; or

•	a significant new circumstance arising which would have been required to be included in this Information Memorandum, if it had arisen before the date of this Information Memorandum.

Glossary

17	Glossary

Term	Definition
ADS	American Depositary Share, each representing 10 ordinary shares, par value $0.0001 per share.
ASIC	Australian Securities and Investments Commission.
ASX	Australian Securities Exchange Limited.
ASX Recommendations	has the meaning given to it in section 11
Board	the board of Directors.
CDI	CHESS Depository Interests.
Caymans Islands Companies Law	the Companies Law (as amended) of the Cayman Islands.
Company	Linktone.
Corporations Act	the Corporations Act 2001 (Cth).
Directors	the directors of Linktone.
Exchange Act	U.S. Securities Exchange Act of 1934.
Form 20-F	the Annual Report on Form 20-F filed by Linktone with the SEC on 26 April 2013.
GMC
means PT Global Mediacom Tbk, an entity which owns 42.5% of Tencent MNC and whose wholly-owned subsidiary, Global Mediacom International Ltd., owns 60.6% of the outstanding shares of Linktone as at 31 July 2013.

Information Memorandum	this document, including any annexures.

Glossary

Linktone	Linktone Ltd.
Listing Rules	the official Listing Rules of the ASX.
Memorandum and Articles of Association	the amended and restated memorandum of association and articles of association of Linktone, as amended from time to time.
Official List	the official list of listed companies quoted on the ASX.
Okezone.com	a business unit within PT Linktone Indonesia.
Okezone Option Agreement
an agreement between PT Linktone Indonesia, Tencent MNC and GMC whereby Tencent MNC and GMC are granted the option (which must be exercised in the 6 months between 11 July 2013 and 10 January 2014) to acquire Okezone.com at market value, which will be determined by an independent expert upon exercise of the option.

PT Linktone Indonesia	means PT Linktone Indonesia, an entity which is 51% owned by Linktone’s wholly-owned subsidiary, Linktone International Limited.
Regulation S	Regulation S promulgated under the Securities Act.
SEC	U.S. Securities and Exchange Commission.
Tencent MNC	means Tencent MNC Ltd, an entity which is 42.5% owned by GMC.
Securities Act	U.S. Securities Act of 1933, as amended.
U.S. GAAP	United States generally accepted accounting principles.

Linktone Directors’ consent

18	Linktone Directors’ consent

The Linktone Directors have unanimously given (and not withdrawn) their consent to lodgement of this Information Memorandum with ASX.

Signed with written authorisation on behalf of the Linktone Directors on 19 August 2013 by:

/s/ Hary Tanoesoedibjo
Hary Tanoesoedibjo

/s/ Peck Joo Tan
Peck Joo Tan

Linktone Corporate Directory

Linktone Corporate Directory

Directors

Hary Tanoesoedibjo

David Audy

Peck Joo Tan

Billy Hsieh

Registered Office

Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman KY1-1104

Cayman Islands

Independent Registered Public Accounting Firms

Ernst & Young, Singapore

Level 18

One Raffles Quay, North Tower Singapore 048583

Ernst & Young Hua Ming LLP

50th Floor, Shanghai World Financial Center

100 Century Avenue, Pudong New Area

Shanghai 200-120

China

Australian Legal Adviser

Herbert Smith Freehills

Level 43, 101 Collins Street

Melbourne VIC 3000

Share Registry

Link Market Services Limited

Locked Bag A14

Sydney South NSW 1235

Registered Local Agent

Company Matters

Level 12, 680 George Street

Sydney NSW 2000

Annexure A – Form 20-F

Annexure A - Form 20-F

Annexure B – Form 6-K

Annexure B - Form 6-K